Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Notice for the convening of an Ordinary General Shareholders Meeting, March 15, 2005	3
2.	Market Annoucement, March 10, 2005	6

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001 -39

Notice for the convening of an

ORDINARY GENERAL SHAREHOLDERS MEETING

The Shareholders of Ultrapar Participações are hereby convened for an Ordinary General Meeting, to be held on March 31, 2005 at 3 p.m. at Company Headquarters, at Av. Brigadeiro Luís Antônio, n.º 1343 - 9º andar, in the city and state of São Paulo, with the purpose of deliberating on the following Orders of the Day:

1.	The examination and approval of the management report, financial statements and asset balance sheet, referring to the financial year ended December 31, 2004, accompanied by a certificate from independent auditors;

2.	Ratification of the approval of the capital budget for the year 2005, according to the deliberation of the Board of Directors on February 16, 2005;

3.	The destination of net earnings for the year ending, with the ratification of the dividends for that period, already distributed and paid out;

4.	Election of the members of the Board of Directors and the setting of management salaries.

The minimum percentage of the voting capital necessary for requesting a multiple vote, for the election of members of the Board of Directors, is 5% (five percent) of the voting capital, according to CVM instruction nº 282/98.

Those shareholders whose nominal shares are held in pooled custody, in order to participate at the Ordinary General Meeting, must submit a shareholder position statement a minimum of two working days before the Meeting date, supplied by the custody organization. The position of the holder of common shares will be verified against the company's registry of common shares.

Shareholders may be represented at the General Meeting by a proxy representative constituted for a period of less than a year, be they shareholder, company manager, lawyer financial institution or fund manager who represents the shareholders jointly, a power of attorney being required, which must be filed at Company Headquarters with Ultrapar’s Investor Relations Department, by 5:30 p.m. on March 30, 2005; failure to do so will result in the proxy vote being rendered invalid.

São Paulo, March 15, 2005.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 2

MARKET ANNOUNCEMENT

BANCO BRADESCO S.A., a financial institution headquartered in the Cidade de Deus administrative complex, located in Vila Yara, in the town of Osasco, in the State of São Paulo, registered under CNPJ/MF nº 60.746.948/0001 -12 (“Lead Coordinator”), BANCO ITAÚ BBA S.A., a financial institution, headquartered at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Conceição, 9º andar, São Paulo City, in the State of São Paulo, registered under CNPJ/MF nº 17.298.092/0001 -30 (“Itaú BBA”) and BANCO ABN AMRO REAL S.A., financial institution, headquartered at Avenida Paulista, nº 1.374, 3º andar, São Paulo City, in the State of São Paulo, registered under CNPJ/MF nº 33.066.408/0001 -15 (“ABN AMRO Real”, in conjunction with the Lead Coordinator and Itaú BBA, the “Coordinators”) hereby communicate, under the terms of article 53 of CVM (Comissão de Valores Mobiliários) Instruction nº 400, of December 29, 2003, filed with the CVM, on February 2, 2005, the request to register of the public distribution of the 1st issue of debentures in ULTRAPAR PARTICIPAÇÕES S.A., a company whose headquarters are located at Avenida Brigadeiro Luiz Antônio, nº 1.343, 9º andar, in the City of São Paulo, in the State of São Paulo, registered under CNPJ/MF nº 33.256.439/0001-39 (“The Issuer”), for the public distribution of 30,000 (thirty thousand) simple debentures, in a single series, all nominative and non-convertible into shares of the issuer, unsecured and without special privileges, with a nominal unit value, on March 1, 2005 (“Date of Issue”), of R$ 10,000.00 (ten thousand reais) (“Debentures”), totaling R$ 300,000,000.00 (three hundred million reais) (“The Issue”).

1. PRELIMINARY PROSPECTUS

The Preliminary Prospectus will be available at the addresses and on the Internet sites described below, from March 14, 2005.

• Issuer
ULTRAPAR PARTICIPAÇÕES S.A.
Avenida Brigadeiro Luiz Antonio, nº 1.343 - 9º andar - São Paulo - SP - Site: www.ultra.com.br

• Co-ordinators
BANCO BRADESCO S.A.
Avenida Paulista, nº 1.450, 3º andar - São Paulo - SP - Site: www.shopinvest.com.br
BANCO ITAÚ BBA S.A.
Avenida Brigadeiro Faria Lima, nº 3.400, 4º andar - São Paulo - SP - Site: www.itaubba.com.br
BANCO ABN AMRO REAL S.A.
Avenida Paulista, nº 1.374, 14º andar - São Paulo - SP - Site: www.abnamro.com.br

• CVM (COMISSÃO DE VALORES MOBILIÁRIOS)
Rua Sete de Setembro, nº 111, 5º andar - Rio de Janeiro - RJ
Rua Formosa, nº 367, 20º andar - São Paulo - SP - Site: www.cvm.gov.br

2. ESTIMATED DATES AND LOCATIONS FOR DISTRIBUTION PUBLICATION

The Issuer and the Coordinators hereby announce that they will be carrying out roadshow presentations for the Issue on March 16 and 17, 2005 in the cities of Rio de Janeiro and São Paulo, respectively. For further information, please contact the Issuer or the Coordinators. The Debenture Distribution will begin immediately after the announcement of the start of distribution and will be carried out through the intermediation of financial institutions that are part of the securities distribution system. Those interested may subscribe to the debentures using the procedures either: (i) through the Security Distribution System - SDT, managed by the National Association of Financial Market Institutions - ANDIMA, subscription being settled by CETIP - Custody and Settlement Chamber; or (ii) through the BOVESPA FIX trading system, on the São Paulo Stock Exchange - BOVESPA, settlement being carried out through CBLC - Brazilian Settlement and Custody Company. The announcement of the opening and closing dates of the distribution of the Debentures, which are the object of this Issue, will be published in the Official Gazette of the State of São Paulo and in the newspaper Valor Econômico.

3. INFORMATION ON THE PROCEDURE FOR REGISTERING INTENTIONS TO BUY DEBENTURES AND PLACING RESERVATIONS

The remuneration of the debentures will be defined through the bookbuilding process, carried out by the process of verification, with investors, of the extent of the demand for the Debentures and the rate of interest that they will carry. From the date of the publication of this announcement, the Coordinators will be carrying out a process of registering the interest of potential investors in buying the Debentures. There will be no procedure for reserving Debentures in advance, neither are there maximum or minimum subscription lot sizes.

4. SUPPLEMENTARY INFORMATION

The Issue is subject to prior approval by the CVM. Supplementary information on the Issue may be obtained from the Issuer and the Coordinators, at the addresses indicated above. The information that is contained in the Preliminary Prospectus will be analyzed by the CVM and will be subject to additions and alterations. The Definitive Prospectus of this issue will be placed at investors’ disposal at the locations referred to in item 1 above, from the date of the start of distribution. Information about the Issue and the Issuer are detailed in the Preliminary Prospectus. The request for registration of the Issue was filed with the CVM on February 2, 2005.

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	March 21, 2005	By:	/s/ Fabio Schvartsman

			Name:	Fabio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Notice for the convening of an Ordinary General Shareholders Meeting, March 15, 2005 / Market Announcement, March 10, 2005)